STOLT-NIELSEN S.A.                          [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.            Tel: +44 207 611 8960
Aldwych House                     Fax: +44 207 611 8965
71-91 Aldwych                     www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

     STOLT-NIELSEN S.A. REPORTS STRONG RESULTS FOR THE THIRD QUARTER AND NINE
                                 MONTHS OF 2007

London, England - October 4, 2007 - Stolt-Nielsen S.A. ("SNSA") (Oslo Bors: SNI) today reported unaudited results for the third quarter ended August 31, 2007.

HIGHLIGHTS FOR THE QUARTER INCLUDED:

o Operating revenue of $453.2 million ($437.6 million in second quarter of 2007 and $398.0 million in third quarter of 2006)
o Net income of $39.8 million (versus $34.8 million in second quarter of 2007 and $36.8 million in third quarter of 2006)
o Good underlying operating performance in all businesses partly offset by continued substantial costs related to ongoing legal proceedings
o Stolt Tankers Joint Service Sailed-in Time-Charter Index(1): 1.46 up 6.6% from 1.37 in preceding quarter and up 14.1% from 1.28 in third quarter of 2006
o    Stolt Sea Farm saw continuing high prices and strong demand for turbot
o No significant changes to $1.9 billion capital expenditure program since last quarter; strategic investments made in 2 new areas - bitumen tankers and liquefied petroleum gas transportation

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"All our operations reported satisfactory results for the third quarter of 2007, with particularly good performances from tankers and tank containers. However, during the quarter we saw a continuing weakening in the parcel tanker spot market. At this stage it is not clear whether this weakness is the normal seasonal downturn or an early indicator of economic slowdown with further softness to come.

The Group's ongoing capital expenditure program is designed to ensure that we will be equipped to meet the growth that we foresee in all divisions. In addition, we are exploring two new areas with potential - bitumen tankers and liquefied petroleum gas transportation - which we believe could prove complementary to our existing logistic service strategy."

----------
(1) The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

                                            [GRAPHIC OMITTED] STOLT-NIELSEN S.A.
SNSA PERFORMANCE SUMMARY AND RESULTS

                                                                       QUARTER                         9 MONTHS
REPORTING ITEM (IN USD MILLIONS, EXCEPT PER SHARE       ------------------------------------   -----------------------
DATA (DILUTED) AND NUMBER OF SHARES)                       3Q07         2Q07         3Q06         2007         2006
-----------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Operating Revenue                                            453.2        437.6        398.0      1,298.6      1,172.2
Operating Income                                              48.2         44.9         23.8        146.0        122.6
Income from Continuing Operations before Minority
Interest and Equity in Net Income of Marine Harvest           39.8         34.8         15.7        114.1         99.1
Equity in Net Income of Marine Harvest                         0.0          0.0         19.3          0.0         41.4
Gain on disposal of Marine Harvest                             0.0          0.0          0.0         21.8          0.0
Income from Discontinued Operations(2)                         0.0          0.0          1.8          0.0          1.7
Gain on sale of investment in Discontinued Operations          0.0          0.0          0.0         44.3          0.0
Net Income                                                    39.8         34.8         36.8        180.1        142.1
EPS - diluted (Continuing Operations)                         0.66         0.58         0.57         2.26         2.20
EPS - diluted (Net Income)                                    0.66         0.58         0.60         3.00         2.22
Weighted Average number of shares (in millions)               60.1         59.9         61.8         60.1         63.9

Results for the third quarter of 2007 showed improvement over the second quarter and the comparable period in 2006. Net income was higher at $39.8 million (up from $34.8 million and $36.8 million for the second quarter of 2007 and the third quarter of 2006 respectively), reflecting good operating performance in the quarter, although customer-related antitrust provisions were higher than the previous quarter but lower than the same quarter last year. Ongoing antitrust-related legal costs and other legal proceedings reduced income by $13.7 million ($14.3 million for the second quarter and $10.8 million for the third quarter of 2006 respectively).

Capital expenditure for the third quarter was $86.7 million ($73.4 million in the second quarter of 2007) including progress payments on our newbuilding program, new tank containers and terminal expansion in New Orleans and Houston.

Debt increased from $675.0 million as of May 31, 2007 to $751.8 million at the end of the current quarter as a result of capital expenditures in the quarter ($630.8 million as of November 30, 2006).

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

                                                   QUARTER                            9 MONTHS
OPERATING INCOME                    --------------------------------------    ------------------------
BY DIVISION (in USD millions)         3Q07           2Q07         3Q06           2007          2006
---------------------------------   ----------    ----------    ----------    ----------    ----------
Stolt Parcel Tankers                      29.5          26.7          18.2          91.6          93.3
Stolt Tank Containers                     13.7           9.9          11.1          35.8          30.3
Stolthaven Terminals                       8.1          11.1           7.1          27.9          21.2
SNTG Corp & Restructuring Charges         (5.2)         (5.0)         (6.2)        (16.8)        (19.2)
SNTG Total                                46.1          42.7          30.2         138.5         125.6

PARCEL TANKER DIVISION

The Stolt Tankers Joint Service Sailed-in Time-Charter Index rose to 1.46 (from
1.37 in the preceding quarter) reflecting good market conditions on most trade routes. After an active June and July, August saw a seasonal slowdown, particularly in vegoil, with the spot market slow and out of step with the contract market which remained strong throughout the quarter.

----------
(2) Following the sale of the Bluefin tuna business in December 2006, the results of this business have now been presented as discontinued operations for all the periods presented.

                                            [GRAPHIC OMITTED] STOLT-NIELSEN S.A.

Customer-related antitrust provisions of $5.9 million were higher than the preceding quarter, but lower than the third quarter of 2006, which were $4.6 million and $17.8 million respectively. Additionally, antitrust and other investigation-related legal expenses were $13.7 million, compared with $14.3 million for the preceding quarter and $9.8 million for the third quarter of 2006. Overall, operating income was $29.5 million compared with a second quarter 2007 result of $26.7 million and $18.2 million in the third quarter of 2006 after the antitrust provisions, legal costs and the impact of more expensive bunker fuels, the price of which has been rising since the beginning of the year.

The outlook for the tanker division remains fair, however ship operating and management costs are rising throughout the industry, exacerbated by the currency impact of the weaker U.S. dollar and rising fuel prices.

SNTG expects to take delivery of its first ship in a series of six 43,000 dwt parcel tankers from Aker Yards, Floro, Norway, in December 2007. SNTG, together with its partners in the Stolt Tankers Joint Service and its joint ventures, currently have a total of 29 ships representing one million dwt on order for delivery between now and early 2012.

TANK CONTAINER DIVISION

The tank container division enjoyed a good quarter with shipments up 1.4% from the prior quarter and 8.6% year to date versus the same period last year. The weak U.S. dollar benefited chemical exports from the U.S. and the division increased its shipments to both Europe and Asia. Trade within Europe, from Europe to Asia and from the Middle East and Asia to the U.S. was also strong, while imports to the U.S. from Europe were down. Although global utilization at 76.0% was slightly down on the preceding quarter's 76.8% and 76.9% in the third quarter of 2006, this is explained by the phasing in of new tank containers.

The key influences on margins during the quarter were continued increases in rates from the North American market, and the recovery from customers of bunker fuel surcharges imposed by the liner companies. These positive factors were partially offset by peak season ocean freight charges; an overweight container surcharge levied by shipping companies within the Asia Pacific region and by negative currency impacts.

There were no antitrust-related legal expenses in the third and second quarters of 2007, against $1.0 million in the third quarter of 2006.

TERMINAL DIVISION

The terminal division experienced good market conditions and was able to report solid figures and continuing high levels of capacity utilization. Notably good performances were delivered by the Houston, Antwerp and Ulsan terminals and demand for ethanol allowed Santos to run at close to 100% of capacity. Development of the joint venture activities in China is progressing. Operating income of $8.1 million for the quarter was after providing $1.2 million for the estimated costs of a remediation program for soil contamination at the Santos terminal, while the operating income for the second quarter of 2007 of $11.1 million included the benefit of the reversal of a $1.9 million tax provision no longer needed, relating to our joint venture in Malaysia.

                                           [GRAPHICS OMITTED] STOLT-NIELSEN S.A.

LEGAL

We have previously disclosed that the U.S. Department of Justice's Antitrust Division ("DOJ") announced on September 6, 2006 the indictment of SNSA, its subsidiaries Stolt-Nielsen Transportation Group Ltd. (Liberia) and Stolt-Nielsen Transportation Group Ltd. (Bermuda), and two executives. The one-count indictment alleged a violation of Section 1 of the Sherman Antitrust Act in the parcel tanker industry. SNSA moved to have the indictment dismissed on the same legal grounds that formed the basis of the January 2005 ruling by the U.S. District Court for the Eastern District of Pennsylvania ("Court") enforcing the Amnesty Agreement the DOJ entered into with SNSA as part of the DOJ's Corporate Leniency Program. The Court held an evidentiary hearing on the motions beginning May 30, 2007 and concluded June 21, 2007. Post-hearing briefing was completed on September 12, 2007 and a ruling is expected. At this stage, it is difficult to give an indication of timing of the legal process thereafter.

The European Commission's ("EC") investigation into the parcel tanker industry continues. On April 11, 2007, SNSA confirmed that it had received a Statement of Objections from the EC concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep sea routes in the period August 24, 1998 to April 8, 2002. SNSA, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. It is SNSA's understanding that its status as a leniency applicant before the EC remains unchanged. SNSA has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti- competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of our contracts with the relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under settlement agreements, agreements in principle and offers made and not recognized as of August 31, 2007 is approximately $2.3 million. We expect that most of the operating revenue that would be subject to these rebates will occur by November 30, 2008. In certain cases, we have also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totaling $5.9 million in the third quarter of 2007 (as compared with $4.6 million in the second quarter of 2007 and $17.8 million in the third quarter of
2006), reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

STOLT SEA FARM (SSF)

                                                   QUARTER                            9 MONTHS
OPERATING INCOME(2)                 --------------------------------------    ------------------------
BY DIVISION (in USD millions)         3Q07           2Q07         3Q06           2007          2006
---------------------------------   ----------    ----------    ----------    ----------    ----------
SSF                                        7.5           5.6           2.9          19.7           9.1

Stolt Sea Farm benefited from very strong demand for its core species of turbot with record prices realised and better volumes achieved than anticipated. In the face of such demand, the company is actively exploring new sites in Europe and elsewhere, as its existing aquaculture facilities have limited scope for expansion. The caviar and sturgeon business made good progress and a program to upgrade the operations is being implemented.

----------
(2) Following the sale of the Bluefin tuna business in December 2006, the results of this business have now been presented as discontinued operations for all the periods presented.

                                            [GRAPHIC OMITTED] STOLT-NIELSEN S.A.

PRESENTATION AND CONFERENCE CALL

Stolt-Nielsen S.A. will hold a presentation and a conference call to discuss the third quarter 2007 results on Thursday, October 4 2007 at 4:00pm CEST (10:00am EDT, 3:00pm BST) at Shippingklubben, Haakon VII's gate 1, in Oslo, Norway.

Making the presentation and the call will be:
-    Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A.
-    Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A.

From U.K.                0800 028 1277
From U.S.                1 888 935 4577
From Norway              800 19640
From other countries     +1 718 354 1388

Phone lines will open 10 minutes before the call and a copy of the presentation will be posted to www.stolt-nielsen.com beforehand.
                  ---------------------

A Postview facility (a taped recording of the conference call) available after the conference call on Thursday, October 4, 2007 until Wednesday, October 10, 2007 at 11.59pm CEST (5.59pm EDT, 10.59pm BST). For access dial 1 866 883 4489
(U.S. & Canada), +1 718 354 1112 (International) and quote the passcode:
4302720#.

An audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, October 4, 2007 at 4:00pm CEST (10:00am EDT, 3:00pm BST). A playback of the conference call commences on Thursday, October 4, 2007 after 7:00pm CEST (1:00 pm EDT, 6:00pm BST).

CONTACTS:

     Nicola Savage
     Hudson Sandler
     U.K.+44 (0) 20 7796 4133
     Stolt-Nielsen@hspr.com

     Jan Chr. Engelhardtsen
     U.K.+44 (0) 20 7611 8972
     jengelhardtsen@stolt.com

                                           [GRAPHIC OMITTED] STOLT-NIELSEN S.A.

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                      THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                           -----------------------------------------    --------------------------
                                                             AUG 31          MAY 31        AUG 31         AUG 31         AUG 31
                                                              2007           2007           2006           2007           2006
                                                           -----------    -----------    -----------    -----------    -----------
Operating revenue (a)                                      $   453,171    $   437,585    $   398,020    $ 1,298,620    $ 1,172,174
Operating expenses                                             353,049        340,875        325,506      1,004,851        919,225
                                                           -----------    -----------    -----------    -----------    -----------
Gross profit                                                   100,122         96,710         72,514        293,769        252,949

Equity in net income of non-consolidated joint
 ventures                                                        4,871          7,158          1,930         17,236         13,122
Administrative and general expenses                            (57,191)       (58,113)       (57,936)      (164,624)      (149,701)
Restructuring charges                                              166            (21)          (154)           108         (1,122)
Gain/(Loss) on disposal of assets, net                             622           (483)         3,220            709          3,602
Other operating (expense) Income, net (b)                         (388)          (372)         4,242         (1,193)         3,739
                                                           -----------    -----------    -----------    -----------    -----------
  Operating income                                              48,202         44,879         23,816        146,005        122,589

Non-operating income (expense):
  Interest expense, net                                         (6,073)        (5,131)        (6,205)       (17,832)       (22,133)
  Foreign currency exchange (loss) gain, net                      (910)        (3,358)          (204)        (6,937)         4,612
  Debt Extinguishment Costs (c)                                 (1,011)             -              -         (1,011)             -
                                                           -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before income tax
   provision, minority interest and equity in net income        40,208         36,390         17,407        120,225        105,068
   of Marine Harvest

Income tax provision (d)                                          (360)        (1,602)        (1,665)        (6,077)        (5,959)
                                                           -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before minority
   interest and equity in net income of Marine Harvest          39,848         34,788         15,742        114,148         99,109

Minority interest                                                   (9)           (33)           (18)          (107)           (62)
Equity in net income of Marine Harvest                               -              -         19,300              -         41,400
Gain on Disposal of Marine Harvest (e)                               -              -              -         21,792              -
                                                           -----------    -----------    -----------    -----------    -----------
  Income from continuing operations                             39,839         34,755         35,024        135,833        140,447
Income from discontinued operations                                  -              -          1,769              -          1,653
Gain on sale of investment in discontinued operations (f)            -              -              -         44,263              -
                                                           -----------    -----------    -----------    -----------    -----------
  Net income                                               $    39,839    $    34,755    $    36,793    $   180,096    $   142,100
                                                           ===========    ===========    ===========    ===========    ===========
PER SHARE DATA
--------------
Income per common share:

  Basic
    Income from continuing operations                      $      0.67    $      0.58    $      0.57    $      2.28    $      2.22
    Income from discontinued operations                              -              -           0.03              -           0.03
    Gain on sale of investment in discontinued
     operations                                                      -              -              -           0.75              -
                                                           -----------    -----------    -----------    -----------    -----------
      Net Income                                           $      0.67    $      0.58    $      0.60    $      3.03    $      2.25
                                                           ===========    ===========    ===========    ===========    ===========
  Diluted
    Income from continuing operations                      $      0.66    $      0.58    $      0.57    $      2.26    $      2.20
    Income from discontinued operations                              -              -    $      0.03              -           0.02
    Gain on sale of investment in discontinued
     operations                                                      -              -              -           0.74              -
                                                           -----------    -----------    -----------    -----------    -----------
      Net Income                                           $      0.66    $      0.58    $      0.60    $      3.00    $      2.22
                                                           ===========    ===========    ===========    ===========    ===========
Weighted average number of common shares and
 common share equivalents outstanding:
   Basic                                                        59,529         59,437         61,214         59,497         63,226
   Diluted                                                      60,085         59,935         61,775         60,090         63,944

SELECTED CASH FLOW DATA
-----------------------
Capital expenditure                                        $    57,371    $    57,499    $    55,872    $   167,832    $   165,192
Equity Contribution to non-consolidated Joint
 ventures                                                       29,328         15,872         46,805         77,240         52,305
                                                           -----------    -----------    -----------    -----------    -----------
Total Capital Expenditure                                  $    86,699    $    73,371    $   102,677    $   245,072    $   217,497
                                                           ===========    ===========    ===========    ===========    ===========

Depreciation and amortization (excluding drydocking)       $    25,458    $    24,080    $    24,725    $    73,842    $    71,736

Note - SNSA has reclassified the prior periods' statements of operations to reflect Southern bluefin tuna as discontinued operations, as a result of the sale of the business during the first quarter of 2007.

(a) Net of $5.9 million, $4.6 million and $10.6 million in the third quarter, second quarter and first nine months of 2007, respectively, and $17.8 million and $21.4 million in the third quarter and first nine months of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or settlement offers made to customers.

(b)  The third quarter of 2006 includes a $2.8 million general reserve reversal.

(c) Includes a $1.0 million write off of debt extinguishment costs incurred on the Stolthaven Houston & New Orleans debt refinanced in the third quarter of 2007.

(d) Includes $1.4 million credit adjustment relative to prior year estimates in the third quarter of 2007.

(e) Represents the gain on sale of Stolt Sea Farm Investments BV Investment in Marine Harvest in the first quarter of 2007.

(f) Represents the gain on sale of the Tuna Business in the first quarter of 2007.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                              AS OF
                                                                              -----
                                                                    AUG 31,        NOVEMBER 30,
                                                                     2007             2006
                                                                --------------    --------------
ASSETS
------
Cash and cash equivalents                                       $       71,660    $       44,502
Trade receivables, net                                                 182,319           131,870
Inventories                                                             21,306            17,492
Prepaid expenses                                                        51,573            56,805
Other current assets                                                    14,522            15,410
                                                                --------------    --------------
   Total current assets                                                341,380           266,079

Fixed assets, net of accumulated depreciation                        1,779,318         1,672,259
Investment in and advances to non-consolidated joint ventures          228,310           147,564
Investment in and loan to Marine Harvest                                     -           322,823
Goodwill and other intangible assets, net (a)                              820            24,101
Other assets                                                            84,316            81,123
                                                                --------------    --------------
   Total assets                                                 $    2,434,144    $    2,513,949
                                                                ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Short-term bank loans                                           $      278,181    $      144,600
Current maturities of long-term debt                                    41,976            67,301
Accounts payable                                                        57,391            50,638
Accrued liabilities                                                    255,928           248,299
Prepayment proceeds on sale of Marine Harvest                                -           353,450
                                                                --------------    --------------
   Total current liabilities                                           633,476           864,288

Long-term debt                                                         431,646           418,875
Other non-current liabilities                                           51,801            57,940
Minority interest (b)                                                   11,046               292

Common stock and Founder's shares                                       64,134            66,081
Paid-in surplus                                                        340,417           356,906
Retained earnings                                                    1,017,727           936,553
Accumulated other comprehensive income (loss), net                      17,853            10,923
Treasury stock                                                        (133,956)         (197,909)
                                                                --------------    --------------
  Total shareholders' equity                                         1,306,175         1,172,554
                                                                --------------    --------------
  Total liabilities and shareholders' equity                    $    2,434,144    $    2,513,949
                                                                ==============    ==============

  Debt, net of cash and cash equivalents:                       $      680,143    $      586,274
                                                                ==============    ==============

(a) Goodwill and Other Intangible Assets have reduced by $23 million due to the disposal of Southern bluefin tuna quota rights in connection with the disposal of the Tuna Business.

(b) Minority interest has increased by $10.8 million of which $8.7 million reflects the contribution of land rights to the joint venture, Tianjin Stolthaven Terminal Co. Ltd by Lingang Harbor Affairs Company, our joint venture partner. The remaining increase relates to the reacquistion of the Sterling Caviar LLC business in the first quarter of 2007.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                         THREE MONTHS ENDED                            NINE MONTHS ENDED
                                         --------------------------------------------------    --------------------------------
                                          AUG 31 2007       MAY 31 2007       AUG 31 2006        AUG 31 2007       AUG 31 2006
                                         --------------    --------------    --------------    --------------    --------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)   $      434,990    $      420,596    $      375,840    $    1,246,024    $    1,125,957
Stolt Sea Farm                                   17,883            16,570            23,544            51,486            46,792
Corporate and Other                                 298               419            (1,364)            1,110              (575)
                                         --------------    --------------    --------------    --------------    --------------
   Total                                 $      453,171    $      437,585    $      398,020    $    1,298,620    $    1,172,174
                                         ==============    ==============    ==============    ==============    ==============
GROSS PROFIT:
Stolt-Nielsen Transportation Group       $       92,142    $       88,374    $       68,956    $      269,439    $      239,717
Stolt Sea Farm                                    7,690             7,934             4,928            23,750            13,819
Corporate and Other                                 290               402            (1,370)              580              (587)
                                         --------------    --------------    --------------    --------------    --------------
   Total                                 $      100,122    $       96,710    $       72,514    $      293,769    $      252,949
                                         ==============    ==============    ==============    ==============    ==============
OPERATING INCOME (EXPENSE):
Stolt-Nielsen Transportation Group (b)   $       46,100    $       42,744    $       30,248    $      138,466    $      125,578
Stolt Sea Farm                                    7,475    $        5,591             2,911            19,747             9,121
Corporate and Other                              (5,373)           (3,456)           (9,343)          (12,208)          (12,110)
                                         --------------    --------------    --------------    --------------    --------------
   Total                                 $       48,202    $       44,879    $       23,816    $      146,005    $      122,589
                                         ==============    ==============    ==============    ==============    ==============
NET INCOME (EXPENSE):
Stolt-Nielsen Transportation Group       $       33,591    $       28,371    $       22,604    $       96,799    $       94,470
Stolt Sea Farm (c)                                7,599             5,593            20,934            37,572            47,406
Corporate and Other                              (1,351)              791            (8,514)            1,462            (1,429)
                                         --------------    --------------    --------------    --------------    --------------
   Income from continuing operations             39,839            34,755            35,024           135,833           140,447
    Income from discontinued operations                                               1,769                               1,653
    Gain on sale of investment
    in discontinued operations (d)                    -                 -                 -            44,263                 -
                                         --------------    --------------    --------------    --------------    --------------
   Total                                 $       39,839    $       34,755    $       36,793    $      180,096    $      142,100
                                         ==============    ==============    ==============    ==============    ==============

                                                          AS OF
                                     --------------------------------------------------
                                                        NOVEMBER 30,
                                      AUG 31 2007           2007           AUG 31 2006
                                     --------------    --------------    --------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group   $    2,372,646    $    2,130,490    $    2,034,728
Stolt Sea Farm                              243,208           419,345           364,625
Corporate  and  Other                      (181,710)          (35,886)           73,082
                                     --------------    --------------    --------------
   Total                             $    2,434,144    $    2,513,949    $    2,472,435
                                     ==============    ==============    ==============

(a) Net of $5.9 million, $4.6 million and $10.6 million in the third quarter, second quarter and first nine months of 2007, respectively, and $17.8 million and $21.4 million in the third quarter and first nine months of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or settlement offers made to customers.

(b) Includes antitrust and other investigation-related legal expenses at Stolt Parcel Tankers of $13.7 million, $14.3 million and $36.5 million in the third quarter, second quarter and nine months of 2007, respectively, and $9.8 million and $23.8 million in the third quarter and nine months of 2006, respectively, and at Stolt Tank Containers of Nil million, Nil million and Nil in the third quarter, second quarter and nine months of 2007, respectively, and $1.0 million and $5.4 million in the third quarter and nine months of 2006, respectively.

(c) Includes the gain on sale of Marine Harvest $21.8 million in the first quarter of 2007.

(d) Includes the gain on sale of the Tuna Business $44.3 million in the first quarter of 2007.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
           SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                                (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                       THREE MONTHS ENDED                       NINE MONTHS ENDED
                                           --------------------------------------------    ----------------------------
                                           AUG 31 2007     MAY 31 2007     AUG 31 2006     AUG 31 2007     AUG 31 2006
                                           ------------    ------------    ------------    ------------    ------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                            $    254,654    $    248,557    $    218,080    $    732,248    $    668,594
    Regional Fleet                               49,597          49,583          44,128         144,253         123,188
                                           ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                  304,251         298,140         262,208         876,501         791,782
  Stolt Tank Containers                         103,055          96,112          88,750         289,432         261,658
  Stolthaven Terminals                           26,518          25,010          24,439          76,457          69,188
  SNTG Corporate                                  1,166           1,334             443           3,634           3,329
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $    434,990    $    420,596    $    375,840    $  1,246,024    $  1,125,957
                                           ============    ============    ============    ============    ============
GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                $    51, 089    $     46,279    $     32,147    $    145,041    $    131,389
    Regional Fleet                                9,478          11,853           6,835          31,014          20,826
                                           ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                   60,567          58,132          38,982         176,055         152,215
  Stolt Tank Containers                          22,449          18,763          20,427          62,191          59,629
  Stolthaven Terminals                            9,469          10,296          10,737          29,760          28,064
  SNTG Corporate                                   (343)          1,183          (1,190)          1,433            (191)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     92,142    $     88,374    $     68,956    $    269,439    $    239,717
                                           ============    ============    ============    ============    ============
EQUITY IN NET INCOME (LOSS) OF
 NON-CONSOLIDATED JOINT VENTURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $      2,760    $      2,975    $      2,768    $      9,273     $    12,146
  Stolt Tank Containers                             (34)            (19)            (40)            (50)            (46)
  Stolthaven Terminals                            2,145           4,202            (798)          8,013           1,022
  SNTG Corporate                                      -               -               -               -               -
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $      4,871    $      7,158    $      1,930    $     17,236    $     13,122
                                           ============    ============    ============    ============    ============
ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                 $    (33,404)   $    (33,920)   $    (26,186)   $    (92,963)   $    (73,564)
  Stolt Tank Containers (c)                      (9,303)         (8,895)         (9,139)        (27,028)        (29,266)
  Stolthaven Terminals                           (3,525)         (3,398)         (2,892)         (9,838)         (7,912)
  SNTG Corporate                                 (5,003)         (6,286)         (6,713)        (18,628)        (19,972)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $    (51,235)   $    (52,499)   $    (44,930)   $   (148,457)   $   (130,714)
                                           ============    ============    ============    ============    ============
GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $          -    $       (524)   $      2,237    $         37    $       2,525
  Stolt Tank Containers                             609              29            (132)            653             (37)
  Stolthaven Terminals                                1              (1)              -               -              (3)
  SNTG Corporate                                     12              13           1,118              26           1,119
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $        622    $       (483)   $      3,223    $        716    $      3,604
                                           ============    ============    ============    ============    ============
OTHER OPERATING INCOME (EXPENSE), NET:                                                                                $
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $       (421)   $         83    $        448    $       (818)   $        (30)
  Stolt Tank Containers                               -               -               -               -               -
  Stolthaven Terminals                                0               0               0               -               -
  SNTG Corporate                                    (45)            132             775             242           1,001
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $       (466)   $        215    $      1,223    $       (576)   $        971
                                           ============    ============    ============    ============    ============
OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $     29,502    $     26,746    $     18,249    $     91,584    $     93,292
  Stolt Tank Containers                          13,721           9,878          11,116          35,766          30,280
  Stolthaven Terminals                            8,090          11,099           7,047          27,935          21,171
  SNTG Corporate                                 (5,379)         (4,958)         (6,010)        (16,927)        (18,043)
                                           ------------    ------------    ------------    ------------    ------------
    SNTG before Restructuring Charges            45,934          42,765          30,402         138,358         126,700
  SNTG Restructuring Charges                        166             (21)           (154)            108          (1,122)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     46,100    $     42,744    $     30,248    $    138,466    $    125,578
                                           ============    ============    ============    ============    ============

(a) Net of $5.9 million, $4.6 million and $10.6 million in the third quarter, second quarter and first nine months of 2007, respectively, and $17.8 million and $21.4 million in the third quarter and first nine months of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or settlement offers made to customers.

(b) Includes antitrust and other investigation-related legal expenses at Stolt Parcel Tankers of $13.7 million, $14.3 million and $36.5 million in the third quarter, second quarter and first nine months of 2007, respectively. Also, includes $9.8 million and $23.8 million in the third quarter and first nine months of 2006, respectively.

(c) No antitrust and other investigation related legal expenses at Stolt Tank Containers have been incurred in 2007. Also, includes $1.0 million and $5.4 million in the third quarter and first nine months of 2006, respectively.


                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
           SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                                (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                          AS OF
                                     ------------------------------------------------
                                                       NOVEMBER 30,
                                      AUG 31 2007         2006          AUG 31 2006
                                     --------------   --------------   --------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers               $    1,629,407   $    1,535,672   $    1,448,586
  Stolt Tank Containers                     216,236          146,758          138,601
  Stolthaven Terminals                      446,640          372,246          372,272
  SNTG Corporate                             80,363           75,814           75,269
                                     --------------   --------------   --------------
  Total                              $    2,372,646   $    2,130,490   $    2,034,728
                                     ==============   ==============   ==============

                                                    THREE MONTHS ENDED                   NINE MONTHS ENDED
                                        ------------------------------------------   ---------------------------
                                        AUG 31 2007    MAY 31 2007    AUG 31 2006    AUG 31 2007    AUG 31 2006
                                        ------------   ------------   ------------   ------------   ------------
CAPITAL EXPENDITURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                  $     38,418   $     13,694   $     49,671   $     85,437   $    140,994
  Stolt Tank Containers                       14,047         40,575          2,069         67,207         12,185
  Stolthaven Terminals                         2,881          2,343          3,165          6,353          9,792
  SNTG Corporate                                 519            887            522          1,848          1,144
                                        ------------   ------------   ------------   ------------   ------------
  Total                                 $     55,865   $     57,499   $     55,427   $    160,845   $    164,115
                                        ============   ============   ============   ============   ============
DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                  $     16,679   $     17,546   $     16,726   $     51,849   $     51,135
  Stolt Tank Containers                        3,416          2,551          1,997          8,164          5,998
  Stolthaven Terminals                         2,993          3,027          3,064          9,109          8,906
  SNTG Corporate                               1,509            152          1,633          2,202          2,841
                                        ------------   ------------   ------------   ------------   ------------
  Total                                 $     24,597   $     23,276   $     23,420   $     71,324   $     68,880
                                        ============   ============   ============   ============   ============

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
             OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                  (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                  1ST QUARTER   2ND QUARTER   3RD QUARTER  4TH QUARTER
----------------------------------------------  -----------   -----------   -----------  -----------
Joint Service sailed-in time-charter index
------------------------------------------
  2005                                                 1.29          1.31          1.36         1.34
  2006                                                 1.30          1.30          1.28         1.34
  2007                                                 1.32          1.37          1.46          N/A

Volume of cargo carried - millions of tons
------------------------------------------
  Deepsea fleet:
  --------------
  2005                                                  3.7           3.7           3.8          3.8
  2006                                                  3.8           3.7           3.7          3.4
  2007                                                  3.5           3.3           3.7          N/A

  Regional fleets - Wholly Owned:
  -------------------------------
  2005                                                  2.2           2.3           2.4          2.3
  2006                                                  2.3           2.7           2.6          2.5
  2007                                                  2.5           2.8           2.6          N/A

Operating days
--------------
  Deepsea fleet:
  --------------
  2005                                                6,147         6,201         6,158        6,123
  2006                                                6,182         6,296         6,276        6,208
  2007                                                6,305         6,349         6,478          N/A

  Regional fleets - Wholly Owned:
  -------------------------------
  2005                                                4,915         5,165         5,177        5,189
  2006                                                5,278         5,611         5,617        5,568
  2007                                                5,548         5,757         5,650          N/A

Average number of ships operated in the period
----------------------------------------------
  Deepsea fleet:
  --------------
  2005                                                   68            67            67           67
  2006                                                   69            68            68           68
  2007                                                   70            69            70          N/A

  Regional fleets - Wholly Owned:
  -------------------------------
  2005                                                   55            56            56           57
  2006                                                   59            61            61           61
  2007                                                   62            63            61          N/A


Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
----------------------------------------------  -----------   -----------   -----------  -----------
Number of Shipments
-------------------
  2005                                               21,483        21,417        18,978       18,996
  2006                                               19,312        20,384        20,927       20,636
  2007                                               20,635        22,407        22,727          N/A

Tank containers operated and leased at end of
---------------------------------------------
 period
 ------
  2005                                               17,281        17,690        17,959       17,979
  2006                                               18,006        18,238        18,346       18,944
  2007                                               19,496        20,029        20,627          N/A

Tank container utilization - %
------------------------------
  2005                                                 79.7%         79.4%         72.9%        73.5%
  2006                                                 74.7%         76.1%         76.9%        77.4%
  2007                                                 75.5%         76.8%         76.0%         N/A

STOLTHAVEN TERMINALS DIVISION:
----------------------------------------------  -----------   -----------   -----------  -----------
Average marketable shell barrel capacity
----------------------------------------
 (millions of barrels)
 ---------------------
  2005                                                 4.13          4.22          4.36         4.33
  2006                                                 4.33          4.39          4.61         4.61
  2007                                                 4.62          4.62          4.62          N/A

Tank capacity utilization - %
-----------------------------
  2005                                                 96.7%         97.6%         95.1%        95.6%
  2006                                                 98.8%         98.1%         98.3%        98.6%
  2007                                                 98.6%         98.8%         97.5%         N/A

                                                                              12